                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                         AMYLIN PHARMACEUTICALS, INC.
                         ----------------------------
                               (Name of Issuer)


                        COMMON STOCK, $.001 par value
                        ------------------------------
                        (Title of Class of Securities)


                                  032346108
                                --------------
                                (CUSIP Number)

                            Blair M. Flicker, Esq.
                              Johnson & Johnson
                         One Johnson & Johnson Plaza
                           New Brunswick, NJ 08933
                                (908) 524-2527

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 6, 1996
                              ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                 PAGE   2   OF   10    PAGES
          ---------                                                                      -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson                                                                                      22-1024240
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey

------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           3,455,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         3,455,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,455,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 032346108                                                                                     PAGE   3   OF   10     PAGES
          ---------                                                                                          -----     ----


------------------------------------------------------------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 Johnson & Johnson Development Corporation                                                                22-2007317
------------------------------------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (A) / /
                                                                                                                            (B) / /

------------------------------------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

------------------------------------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

------------------------------------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
------------------------------------------------------------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                         -0-
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                           3,455,407
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         -0-
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                         3,455,407
------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,455,407
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 10.99%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 10 pages

     Items 3, 4 and 5 of the Statement on Schedule 13D filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Johnson & Johnson, a New Jersey corporation ("J&J"), and Johnson & Johnson Development Corporation, a New Jersey corporation ("JJDC"), relating to the shares of Common Stock, $.001 par value (the "Common Stock") of Amylin Pharmaceuticals, Inc., are hereby amended as follows:

                                                              Page 5 of 10 pages


Item 3.  Source and Amount of Funds or Other Consideration:

         Item 3 is hereby amended and restated as follows:

         On June 20, 1995, JJDC purchased from Amylin Pharmaceuticals, Inc., a Delaware Corporation (the "Company") 724,638 shares of Common Stock of the Company (the "Common Stock") for $5.0 million. On September 27, 1995, JJDC purchased from the Company 1,169,230 shares of Common Stock for $9.5 million. On October 17, 1995, JJDC purchased from the Company 61,539 shares of Common Stock for $0.5 million. On November 6, 1996, JJDC purchased from the Company 1,500,000 shares of Common Stock for $15,000,000. No funds were borrowed to finance the purchases.

Item 4.  Purpose of Transaction:

         Item 4 is hereby amended and restated as follows:

         On June 20, 1995, the Company and Lifescan, Inc., a wholly-owned subsidiary of J&J, entered into a Collaboration Agreement to develop and commercialize the Company's lead drug candidate, pramlintide (the "Collaboration"). In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with JJDC and a Loan and Security Agreement with J&J. In accordance with the terms of the Stock Purchase Agreement, JJDC purchased 724,638 shares of Common Stock for $5.0 million.

         Subject to the terms of the Stock Purchase Agreement, the Company has the right to sell additional shares of Common Stock to JJDC (some of which shares have previously been sold to JJDC, as described in Item 3 above), including shares in an aggregate amount of $15.0 million subsequent to the achievement of the first milestone of the Collaboration. In connection with the achievement of such milestone, on November 6, 1996, JJDC purchased 1,500,000 shares of Common Stock from the Company for $15 million. Upon the achievement of certain additional milestones, the Company also has the right to sell additional shares of its Common Stock to JJDC for net proceeds of up to $15 million.

                                                              Page 6 of 10 pages

         Pursuant to the terms of the Loan and Security Agreement, the Company has agreed to issue to J&J warrants (the "Warrants") to purchase 50,000 shares of Common Stock, at an exercise price of $12.00 per share and with a ten-year exercise period, for each $1.0 million principal amount of each Development Loan (as defined in the Loan and Security Agreement) loaned to the Company thereunder. As of November 6, 1996, no Development Loans had been made under the Loan and Security Agreement.

         Pursuant to the terms of the Stock Purchase Agreement, JJDC has agreed that, until June 2005, or sooner in the event that the Collaboration Agreement is terminated, it will not acquire any additional securities of the Company other than pursuant to the Stock Purchase Agreement or upon exercise of the Warrants. Such restriction shall terminate upon the occurrence of a change in control of the Company or certain other events, as described more fully in the Stock Purchase Agreement. JJDC has also agreed not to sell, transfer or dispose of any shares of Common Stock for certain time periods, as set forth more fully in the Stock Purchase Agreement.

Item 5.  Interest in Securities of the Issuer:

         Item 5 is hereby amended and restated as follows:

         As of November 6, 1996, J&J and JJDC each had beneficial ownership of an aggregate of 3,455,407 shares of Common Stock. Based upon the shares of Common Stock outstanding as of June 30, 1996, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 1996, and the shares of Common Stock offered pursuant to the Company's Prospectus dated November 1, 1996, 3,455,407 shares constitute approximately 10.99% of the outstanding shares of Common Stock.

                                                              Page 7 of 10 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                JOHNSON & JOHNSON


                                                By:  /s/ P.S. Galloway
                                                    -------------------
                                                        P.S. Galloway
                                                        Secretary

                                                Date:  November 13, 1996


                                                JOHNSON & JOHNSON
                                                DEVELOPMENT CORPORATION


                                                By: /s/ B. Flicker
                                                    -------------------
                                                        B. Flicker
                                                        Secretary

                                                Date:  November 13, 1996

CUSIP 53218710                                               Page 8 of 10 Pages


                                   APPENDIX A

                  Board of Directors and Executive Officers of
                                Johnson & Johnson

                 The directors and executive officers of Johnson & Johnson are identified in the table below. Directors of Johnson & Johnson are indicated by an asterisk.

 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
  1 . Professor Sir James Black(*)       The James Black Foundation        United Kingdom    Professor and Head of the
                                         68 Half Moon Lane                                   Department of Analytical
                                         Dulwich, London SE249JE                             Pharmacology at the Rayne
                                         England                                             Institute, King's College School
                                                                                             of Medicine, Chairman of the
                                                                                             James Black Foundation

 2.  Dr. Gerard N. Burrow(*)             Yale New Haven School of          United States     Dean of the Yale University
                                         Medicine                                            School of Medicine since 1992
                                         333 Cedar Street
                                         New Haven, CT  06510

 3.  Joan Ganz Cooney(*)                 Children's Television Workshop    United States     Chairman, Children's Television
                                         One Lincoln Plaza                                   Workshop
                                         New York, NY  10023

 4.  James G. Cullen(*)                  BellAtlantic Corporation          United States     Vice Chairman
                                         1310 North Court House Road                         Bell Atlantic Corporation
                                         Arlington, VA 22201

 5.  Russell C. Deyo                     Johnson & Johnson                 United States     Vice President, Administration, and
                                         One Johnson & Johnson Plaza                         Member, Executive Committee of
                                         New Brunswick, NJ  08933                            Johnson & Johnson

 6.  Roger S. Fine                       Johnson & Johnson                 United States     Vice President and General Counsel,
                                         One Johnson & Johnson Plaza                         and Member, Executive Committee of
                                         New Brunswick, NJ  08933                            Johnson & Johnson

 7.  George S. Frazza                    Johnson & Johnson                 United States     Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

 8.  Ronald G. Gelbman                   Johnson & Johnson                 United States     Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

 9.  Philip M. Hawley(*)                 Philip M. Hawley                  United States     Former Chairman and Chief
                                         Suite 2280                                          Executive Officer of Carter
                                         444 South Flower Street                             Hawley Hale Stores, Inc.
                                         Los Angeles, CA  90071-2900

10.  Clark H. Johnson(*)                 Johnson & Johnson                 United States     Member, Executive Committee and
                                         One Johnson & Johnson Plaza                         Vice President, Finance of
                                         New Brunswick, NJ  08933                            Johnson & Johnson

11.  Ann Dibble Jordan(*)                Johnson & Johnson                 United States     Director of various other
                                         One Johnson & Johnson Plaza                         corporations
                                         New Brunswick, NJ  08933

12.  Christian A. Koffmann               Johnson & Johnson                 France            Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ 08933

13.  Arnold G. Langbo(*)                 111 Capital Avenue, S.W.          Canada            Chairman of the Board and Chief
                                         Battle Creek, MI  49015                             Executive Officer of the Kellogg
                                                                                             Company

CUSIP 53218710                                              Page 9 of 10 Pages


 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
 14.  Ralph S. Larsen(*)                 Johnson & Johnson                 United States     Chairman, Board of Directors,
                                         One Johnson & Johnson Plaza                         Chief Executive Officer and
                                         New Brunswick, NJ  08933                            Chairman, Executive Committee, of
                                                                                             Johnson & Johnson

 15.  James T. Lenehan                   Johnson & Johnson                 United States     Member, Executive Committee of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ  08933

 16.  Dr. John S. Mayo(*)                AT&T Bell Laboratories, Inc.      United States     President, Emeritus, AT&T Bell
                                         600 Mountain Avenue                                 Laboratories, Inc.
                                         Murray Hill, NJ  07974

 17. Thomas S. Murphy(*)                 Capital Cities/ABC, Inc.          United States     Chairman of the Board and Chief
                                         77 West 66th Street                                 Executive Officer of Capital
                                         New York, NY  10023-6298                            Cities/ABC


 18. Paul J. Rizzo (*)                   IBM Corporation                   United States     Retired Vice Chairman of
                                         Old Orchard Road                                    International Business Machines
                                         Armonk, NY 10504                                    Corporation

 19. Maxine F. Singer, Ph.D.(*)          Carnegie Institution of           United States     President of the Carnegie
                                         Washington                                          Institution of Washington
                                         1530 P Street, N.W.
                                         Washington, D.C. 20005-1910

 20. Roger B. Smith (*)                                                    United States     Retired Chairman of General
                                         Johnson & Johnson                                   Motors Corporation, Member of the
                                         One Johnson & Johnson Plaza                         Business Council and Trustee of
                                         New Brunswick NJ 08933                              the Alfred P. Sloan Foundation


 21.  Robert N. Wilson(*)                Johnson & Johnson                 United States     Vice Chairman, Board of Directors
                                         One Johnson & Johnson Plaza                         and Vice Chairman, Executive
                                         New Brunswick, NJ  08933                            Committee of Johnson & Johnson

CUSIP 53218710                                              Page 10 of 10 Pages


                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                    JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                 The directors and executive officers of Johnson & Johnson Development Corporation are identified in the table below. Directors of Johnson & Johnson Development Corporation are indicated by an asterisk.

 NAME                                    BUSINESS ADDRESS                  CITIZENSHIP       PRINCIPAL OCCUPATION
 ----                                    ----------------                  -----------       --------------------
 1.  William L. Brower, Jr.(*)           McNeil Consumer Products          United States     Vice President Finance,
                                         Company                                             McNeil Consumer Products
                                         Camp Hill Road                                      Company
                                         Fort Washington, PA  19034



 2.  Robert Croce(*)                     Johnson & Johnson                 United States     Company Group Chariman,
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ 08933

 3.  Blair M. Flicker(*)                 Johnson & Johnson                 United States     Director and Secretary of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson Development
                                         New Brunswick, NJ 08933                             Corporation

 4.  Peter S. Galloway                   Johnson & Johnson                 United States     Vice President of Johnson & Johnson
                                         One Johnson & Johnson Plaza                         Development Corporation
                                         New Brunswick, NJ  08933                            Secretary and Associate
                                                                                             General Counsel of Johnson & Johnson

 5.  Dr. Robert Gussin(*)                Johnson & Johnson                 United States     Vice President, Science and
                                         One Johnson & Johnson Plaza                         Technology of Johnson &
                                         New Brunswick, NJ  08933                            Johnson


 6.  Susan Lambert(*)                    Johnson & Johnson                 United            Vice President of
                                         One Johnson & Johnson Plaza       Kingdom           Johnson & Johnson Development
                                         New Brunswick, NJ 08933                             Corporation

 7.  Alfred T. Mays(*)                   Johnson & Johnson                 United States     Vice President of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson  Development
                                         New Brunswick, NJ 08933                             Corporation

 9.  Ting Pau Oei(*)                     Johnson & Johnson                 United States     Vice President of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson Development
                                         New Brunswick, NJ  08933                            Corporation

10.  Peter T. Tattle(*)                  Johnson & Johnson                 Canada            Company Group Chairman,
                                         One Johnson & Johnson Plaza                         Johnson & Johnson
                                         New Brunswick, NJ 08933

11.  James R. Utaski(*)                  Johnson & Johnson                 United States     Vice President,
                                         One Johnson & Johnson Plaza                         Business Development of
                                         New Brunswick, NJ  08933                            Johnson & Johnson; President
                                                                                             of Johnson & Johnson
                                                                                             Development Corporation

12.  Dr. Brad Vale(*)                    Johnson & Johnson                 United States     Vice President of
                                         One Johnson & Johnson Plaza                         Johnson & Johnson Development
                                         New Brunswick, NJ  08933                            Corporation